EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

July 20, 2026

ITEM 3	NEWS RELEASE

The Company issued a news release on July 20, 2026 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On July 20, 2026, the Company announced that it entered into an amendment (the “Amendment”) to its Credit and Guaranty Agreement dated October 22, 2025 (the “Credit Agreement”) among the Company, certain of its subsidiaries, the lenders party thereto, GLAS USA LLC, as administrative agent and GLAS Trust Company LLC, as collateral agent.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On July 20, 2026, the Company announced that it entered into the Amendment. The Amendment provides the Company with additional flexibility with respect to its working capital and government financing initiatives within the framework of the existing senior secured Credit Agreement, supporting the Company’s ability to finalize related government funding arrangements.

Pursuant to the Amendment, the parties have agreed to, among other things, amend certain provisions of the Credit Agreement to provide the Company with increased capacity to incur certain permitted indebtedness and greater flexibility to grant liens and make payments in connection with such permitted indebtedness

The Amendment increases the amount of permitted indebtedness that the Company can incur for government financing arrangements and permits payments and liens to secure a portion of such permitted indebtedness on a pari passu basis with the existing secured lenders pursuant to the terms of a pari passu arrangement.

All of the existing guarantees, security and other obligations contemplated under the Credit Agreement remain in full force and effect and have been reaffirmed in connection with the Amendment. Except as expressly amended, all other terms of the Credit Agreement remain unchanged.

A copy of the Amendment is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

July 20, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this report include, but are not limited to, statements relating to the anticipated benefits of the Amendment, the Company's financing plans, financing flexibility, strategic objectives, business plans, future operations and growth opportunities. Forward-looking statements are based on management's current expectations, estimates, projections, beliefs and assumptions, including assumptions regarding market conditions, financing opportunities and the Company's ability to execute its business plans. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others, risks relating to the Company's capital requirements, availability of financing, market and economic conditions, regulatory developments and other risks described in the Company's public disclosure documents available under its profile on SEDAR+. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this report and, except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.